Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	May 11, 2004

First Point Minerals Enhances Management Team

The Board of Directors of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that due to First Point Minerals growth, and to assist in the Company’s expansion of its mineral exploration activities, the Company is reorganizing and expanding its management team. Effectively immediately Dr. Peter Bradshaw, P.Eng., the President of First Point since its formation as an exploration company, will be assuming the position of Executive Chairman and Mr. Chris Mitchell, P.Eng., will become President and join the Company full time. He has also been appointed to the Board of Directors. Since July 2003, Mr. Mitchell has served as the Company’s CFO and Corporate Secretary and will continue in these roles.

Mr. Mitchell is a metallurgical engineer with more than 30 years experience in the minerals industry. Mr. Mitchell holds M.Sc and MBA degrees from the University of British Columbia and is a member of the Association of Professional Engineers of British Columbia. Since 1970, he has held positions of increasing responsibility in corporate finance and administration, marketing of base and precious metals, environmental permitting and senior management with mining companies in Canada and the United States whose shares are listed on The Toronto Stock Exchange. From 1987 to date, Mr. Mitchell has held senior executive positions with Viceroy Resource Corporation, Orvana Minerals Corp., Constellation Copper Corporation, and Diamondex Resources Ltd. Mr. Mitchell is also a member of the board of directors of Orvana Minerals which owns and operates the Don Mario gold mine in Bolivia.

Mr. Mitchell will be concentrating on the financial, compliance and management aspects of the Company. Dr. Bradshaw will concentrate his activities on the technical overview of First Point Mineral’s projects and joint ventures, and on new initiatives, working in collaboration with Dr. Ron Britten, who continues as the Company’s Vice President - Exploration. Dr. Bradshaw has over 40 years international mineral exploration experience in senior roles with both major and junior companies and has been directly involved in the discovery, evaluation and/or advancement of a number of properties that went into commercial production including Porgera and Misima in Papua New Guinea, Kidston in Australia and Omai in Guyana. The Board feels that these changes greatly strengthen First Point Mineral’s management team, enabling the Company to advance its various projects at a faster pace and be more aggressive in seeking new opportunities.

First Point is a Canadian precious metal exploration and development company focused on the Americas.

For more information please view: www.firstpointminerals.com, E-mail info@firstpointminerals or Phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or Toll Free: 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.